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                             May 26, 2024

       Kevin Cottrell
       Chief Executive Officer of Terra Mint Group, Corp.
       Neptune REM, LLC
       30 N. Gould St. Suite R
       Sheridan, WY 82801

                                                        Re: Neptune REM, LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed April 30,
2024
                                                            File No. 024-12356

       Dear Kevin Cottrell:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

       Amendment No. 3 to Form 1-A filed April 30, 2024

       Risk Factors
       Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement ..., page 24

   1.                                                   We note your statement
that    Investors in this offering will be bound by the Subscription
                                                        Agreement and the
Operating Agreement, both of which include a provision under which investors waive the
right to a jury trial of any claim, other than claims arising under federal securities
laws, that they may have    .    The Subscription Agreements have
                                                        provisions that agree
with your risk factor disclosure. However, we note that the
                                                        Operating Agreement,
filed as Exhibit 2.2, indicates in Section 15.08(c) that    Every Party
                                                        to this Agreement
waives any right to a jury trial as to any matter under this agreement including, without
limitation, matters arising under Federal Securities Law    .    Please
                                                        revise your Operating
Agreement as appropriate.
 Kevin Cottrell
Neptune REM, LLC
May 26, 2024
Page 2
The company's Operating Agreement and Subscription Agreement each include a forum selection provision ..., page 25

2.    We note your statement that    The Operating Agreement includes a forum
selection
      provision that requires any suit, action, or proceeding seeking to enforce any provision
      in connection with the Operating Agreement,     other than matters
arising under the
      federal securities laws, be brought in state or federal court of competent jurisdiction
      located within the State of Delaware.    We note that the Operating
Agreement indicates in
      Section15.08(b) that    Any suit, action or proceeding seeking to enforce
any provision of
          including, without limitation, any suit, action, or proceeding brought under federal securities law, shall be brought in Chancery Court in the State of
Delaware     provided,
      that if the Chancery Court in the State of Delaware shall not have jurisdiction over such matter, then such suit, action or proceeding may be brought in other federal or state courts
      located in the State of Delaware.    Please revise your Operating
Agreement as appropriate.
Financial Statements, page F-1

3. Please include the audit report of Artesian CPA, LLC, with respect to your financial statements as of, and for the years ended, December 31, 2023, and 2022 as referenced in its consent in Exhibit 11.1. Please refer to (b)(3)(A), (c)(1)(ii) and
(iii) of Part F/S of Form
      1-A.
       Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356
with any other questions.



                                                              Sincerely,
FirstName LastNameKevin Cottrell
                                                              Division of
Corporation Finance
Comapany NameNeptune REM, LLC
                                                              Office of Real
Estate & Construction
May 26, 2024 Page 2
cc:       Jill Wallach
FirstName LastName